UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Daniel Khoshaba Alexander Palm Road Boca Raton, Florida 33432 Telephone Number: (917) 543-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	963025705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,105,924

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,105,924

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,924

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	963025705

Item 1.	Security and Issuer.

The name of the issuer is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452. This Amendment No. 5 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The person filing this statement is Daniel Khoshaba, a United States citizen (“Mr. Khoshaba”).

(b)	Mr. Khoshaba’s principal business address is c/o Alexander Palm Road, Boca Raton, Florida 33432.

(c)	Mr. Khoshaba was formerly the Chief Executive Officer of the Issuer and was formerly a member of its board of directors (the “Board”).

(d)	Mr. Khoshaba has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Khoshaba has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,105,924 Shares beneficially owned by Mr. Khoshaba came from his personal funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On August 23, 2021, Mr. Khoshaba, the ex-Chief Executive Officer of the Issuer, an ex-member of the Board and the Issuer’s largest individual shareholder, sent a letter to the other Board members and officers of the Issuer (the “Letter to the Board”). The Letter to the Board expresses Mr. Khoshaba’s concerns with the recent developments at the Issuer. Mr. Khoshaba believes that the Board has failed to provide effective corporate governance and sound leadership to the Issuer, especially in the wake of the Board’s decision to pressure Mr. Khoshaba to resign as Chief Executive Officer.

Mr. Khoshaba had directed and overseen a large improvement in the Issuer’s operating and financial performance during his tenure. On the day that Mr. Khoshaba was named Chief Executive Officer, the Issuer’s Shares were trading at $1.15 per share and they were trading at $5.10 per share on the day immediately before he was pressured to resign by the Issuer’s Board of Directors. The approximate 40% decline in the Issuer’s stock price since Mr. Khoshaba was forced out is a clear sign of concern. Mr. Khoshaba reserves the right to speak with those necessary parties as he determines the appropriate steps to correct the Issuer’s problems.

As he determines what steps he may take to protect the interests of the Issuer and its Shareholders, Mr. Khoshaba may seek to improve the composition of the Board of Directors. Mr. Khoshaba intends to closely monitor the actions of the Issuer’s management and the Board of Directors as he determines potential next steps. Mr. Khoshaba reserves the right to speak with the Issuer’s Board and Management, other shareholders and third parties as he determines the appropriate steps necessary to correct the Issuer’s problems caused by the current management and Board.

Except as otherwise set forth herein, Mr. Khoshaba does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, Mr. Khoshaba reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own in open-market or in privately negotiated transactions, on such terms and at such times as Mr. Khoshaba may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Mr. Khoshaba may be deemed to be the beneficial owner of 1,105,924 Shares, constituting 11.4% of the Shares, based upon 9,712,986 Shares outstanding as of the date hereof. Mr. Khoshaba has the sole power to vote or direct the vote of 1,105,924 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Khoshaba has the sole power to dispose or direct the disposition of 1,105,924 Shares and the shared power to dispose or direct the disposition of 0 Shares.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Khoshaba does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in a prior Schedule 13D filed by Mr. Khoshaba in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2021
(Date)

Daniel Khoshaba

/s/ Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

August 23, 2021

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Blvd.

Virginia Beach, Virginia 23452

Attn: The Shareholders

Dear Shareholders,

Mr. Khoshaba initially acquired his Shares of the Issuer for investment purposes.  However, Mr. Khoshaba is extremely troubled by many of the recent developments at the Issuer. Mr. Khoshaba is concerned by the circumstances surrounding the decision of the Board to pressure him to resign as Chief Executive Officer. Additionally, Mr. Khoshaba believes the Board of Directors has failed to provide effective corporate governance and sound leadership to the Issuer. The composition of the Board is worrisome given that the current members have little to no operational or practical experience in the real estate business and in his opinion have not acted as good fiduciaries.

In April 2020 Mr Khoshaba became the CEO of the issuer. Mr. Khoshaba had directed and overseen a large improvement in the Issuer’s operating and financial performance during his tenure. On the day that Mr. Khoshaba was named Chief Executive Officer, the Issuer’s Shares were trading at $1.15 per share and they were trading at $5.10 per share on the day immediately before he was pressured to resign by the Issuer’s Board of Directors. The approximate 40% decline in the Issuer’s stock price since Mr. Khoshaba was forced out is a clear sign of concern. Mr. Khoshaba reserves the right to speak with those necessary parties as he determines the appropriate steps to correct the Issuer’s problems.

However, the approximately 40% decline in the Issuer’s stock price in just over a month since he was forced out as CEO is, Mr. Khoshaba believes, a clear reflection that the Issuer’s shareholders share his concerns. In addition, Mr. Khoshaba believes that the extremely large number of withheld votes for the Board at the recent Annual Meeting of Shareholders is also a clear sign that Shareholders are concerned about the course being pursued by the Issuer’s Board and Management.

As he determines what steps he may take to protect the interests of the Issuer and its Shareholders, Mr. Khoshaba may seek to improve the composition of the Board of Directors. Mr. Khoshaba intends to closely monitor the actions of the Issuer’s management and the Board of Directors as he determines potential next steps. Mr. Khoshaba reserves the right to speak with the Issuer’s Board and Management, other shareholders and third parties as he determines the appropriate steps necessary to correct the Issuer’s problems caused by the current management and Board.

We will continue to communicate our thoughts with shareholders in the hope of restoring the company to a path of substantial operational improvement and increasing the value of the company for all shareholders.

Sincerely,

Daniel Khoshaba Ex-Chief Executive Officer and Ex-Board Member Alexander Palm Road Boca Raton, Florida 33432 Phone: (917) 543-0004